UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

811246107

(CUSIP Number)

Nasser Abdulkarim Mohammad S. Alawadhi

Dubai Holding LLC

Dubai Holding Corporate Office

Umm Suqeim Road

P.O. Box 66000

Dubai, United Arab Emirates

Telephone: +971 4 3622000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-1(f) or 240.13d-l(g), check the following box  ☐.

Continued on following pages

Page 1 of 10 Pages

Exhibit Index: Page 9

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 811246107

1	NAMES OF REPORTING PERSONS DIC SAHIR LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,358,262
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,358,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,358,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No. 811246107

1	NAMES OF REPORTING PERSONS DUBAI HOLDING INVESTMENTS GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,358,262
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,358,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,358,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Page 4 of 9 Pages

SCHEDULE 13D

CUSIP No. 811246107

1	NAMES OF REPORTING PERSONS DUBAI HOLDING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,358,262
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,358,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,358,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Page 5 of 9 Pages

CUSIP No. 811246107

1	NAMES OF REPORTING PERSONS NASSER ABDULKARIM MOHAMMAD S. ALAWADHI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,358,262
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,358,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,358,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 9 Pages

This Amendment No. 4 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as amended and restated, this “Statement”). This Amendment No. 4 is being filed because the number of Class A Shares (as defined in Item 1 below) beneficially owned by the Reporting Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of Class A Shares outstanding.

Item 1. Security and Issuer.

This Statement relates to the Class A shares of Sculptor Capital Management, Inc., a Delaware corporation (the “Issuer”), representing Class A shares of the Issuer (the “Class A Shares”). The principal executive offices of the Issuer are located at 9 West 57th Street, FL 39, New York, NY 10019.

Item 2. Identity and Background.

This Statement is filed on behalf of DIC Sahir Limited (“DIC Sahir”), Dubai Holding Investments Group LLC (“DHIG”), Dubai Holding LLC (“Dubai Holding”), Nasser Abdulkarim Mohammad S. Alawadhi (“Mr. Alawadhi” and, together with DIC Sahir, DHIG, and Dubai Holding, the “Reporting Persons”). DIC Sahir is a company organized under the laws of the Cayman Islands. Each of DHIG and Dubai Holding is a company organized under the laws of Dubai. DIC Sahir, the direct holder of the Class A Shares, is a subsidiary of DHIG, which in turn is a subsidiary of Dubai Holding. DIC Sahir is a company established for the purposes of making investments. DHIG is a holding company for certain companies within the Dubai Holding group. Dubai Holding is a holding company for the Dubai Holding group. A majority of the shares of Dubai Holding are owned by His Highness Sheikh Mohammed bin Rashid Al Maktoum. Mr. Alawadhi is the sole manager of Dubai Holding and of DHIG. Mr. Alawadhi is a citizen of the United Arab Emirates.

The address of the principal business and principal office for DHIG, Dubai Holding, and Mr. Alawadhi is c/o Dubai Holding LLC, Dubai Holding Corporate Office, Umm Suqeim Road, P.O. Box 66000, Dubai, United Arab Emirates, Dubai, United Arab Emirates. The address of the principal business and principal officer for DIC Sahir is c/o Maples Corporate Services Limited, Ugland House, South Church Street, P.O. Box 309, Grand Cayman KYI-1104, Cayman Islands.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The funds for the acquisition of the Class A Shares on November 19, 2007 were provided through a credit facility between DHIG and Morgan Stanley Bank International Limited. The proceeds of this credit facility were made available by DHIG to its subsidiary, Dubai International Capital LLC, which in turn contributed the funds to DIC Sahir. The 2007 facility was refinanced in 2008 and is no longer in place; the facilities established in 2008 have been satisfied.

The total purchase price paid by the Reporting Persons for the acquisition was approximately $1.2 billion, pursuant to the Securities Purchase and Investment Agreement attached as an exhibit to this Statement.

Page 7 of 9 Pages

Item 4. Purpose of Transaction.

The Class A Shares were acquired by the Reporting Persons for investment purposes. Subject to any applicable legal and contractual restrictions on its ability to do so, the Reporting Persons intend to periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire or dispose of securities of the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

(a) - (b) According to the Issuer’s Quarterly Report on Form l0-Q for the period ended June 30, 2021, filed with the Securities and Exchange Commission on August 5, 2021, the number of Class A Shares outstanding as of August 2, 2021 was 25,216,458. Following the consummation of the transfer described in clause (c) below, the Reporting Persons may be deemed the beneficial owner of 1,358,262 Class A Shares (approximately 5.4% of the total number of Class A Shares outstanding). As the direct or indirect parent companies of DIC Sahir, each of DHIG and Dubai Holding may be deemed to share voting and dispositive power of the Class A Shares beneficially owned by DIC Sahir. DHIG and Dubai Holding disclaim beneficial ownership of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), other than their pecuniary interest therein. Based on his relationship with DIC Sahir, DHIG and Dubai Holding, Mr. Alawadhi may be deemed to share voting and dispositive power of the Class A Shares beneficially owned by DIC Sahir; Mr. Alawadhi disclaims beneficial ownership of such Class A Shares for purposes of Section 13(d) of the Act.

(c) Between October 14, 2021 and October 21, 2021, in 5 separate transactions, DIC Sahir transferred 1,637,047 Class A Shares to counterparties under the 2008 Facilities as consideration for the irrevocable and unconditional discharge of the obligations owed by DHIG to such counterparties under the 2008 Facilities.

(d) The information set forth in Item 2 is incorporated herein by reference.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2021

DIC Sahir Limited

By:	/s/ Nasser Abdulkarim Mohammad S. Alawadhi
Name: Nasser Abdulkarim Mohammad S. Alawadhi
Title: Director

Dubai Holding Investments Group LLC

By:	/s/ Nasser Abdulkarim Mohammad S. Alawadhi
Name: Nasser Abdulkarim Mohammad S. Alawadhi
Title: Manager

Dubai Holding LLC

By:	/s/ Nasser Abdulkarim Mohammad S. Alawadhi
Name: Nasser Abdulkarim Mohammad S. Alawadhi
Title: Manager

Nasser Abdulkarim Mohammad S. Alawadhi

By:	/s/ Nasser Abdulkarim Mohammad S. Alawadhi

Page 9 of 9 Pages

EXHIBIT INDEX

No.

1.	Joint Filing Agreement, dated as of December 5, 2007. (Filed as Exhibit 1 to the Schedule 13D filed by the Reporting Persons on January 18, 2008 (File No. 005-83398) and incorporated herein by reference).

2.	Securities Purchase and Investment Agreement, dated as of October 29, 2007, among the Issuer, Dubai International Capital LLC and DIC Sahir. (Filed as Exhibit 10.16 to the Issuer’s registration statement on Form S-1 (File No. 333-144256) and incorporated herein by reference.)

3.	Loan Agreement between DHIG and Morgan Stanley Bank International Limited concluded on or about November 15, 2007. * (Filed as Exhibit 3 to the Schedule 13D filed by the Reporting Persons on June 10, 2010 (File No. 005-83398) and incorporated herein by reference.)

4.	Registration Rights Agreement, dated as of November 19, 2007, between the Issuer and DIC Sahir. (Filed as Exhibit 4 to the Schedule 13D filed by the Reporting Persons on January 18, 2008 (File No. 005-83398) and incorporated herein by reference.)

5.	Joinder to Joint Filing Agreement, dated as of October 27, 2021 executed by Mr. Alawadhi.

*	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Act and Rule 24b-2 promulgated thereunder.

Exhibit 5

JOINDER TO JOINT FILING AGREEMENT

The undersigned hereby agrees to be added to and to be bound by that certain Joint Filing Agreement, dated as of December 5, 2007, among DIC Sahir Limited, Dubai International Capital LLC, Dubai Holding Investment Group LLC, Dubai Holding LLC and Mohammad Abdulla Ali Al Gergawi*, executed in connection with the filing of a Schedule 13D related to the ownership of securities of Sculptor Capital Management Inc. and filed with the Securities and Exchange Commission on January 18, 2008, and the filing of any amendments thereto.

IN WITNESS WHEREOF, the undersigned has duly caused this Joinder to be executed as of this 27th day of October, 2021.

Nasser Abdulkarim Mohammad S. Alawadhi

By:	/s/ Nasser Abdulkarim Mohammad S. Alawadhi
Name:
Title: Authorized Signatory

*	Mohammad Abdulla Ali Al Gergawi is no longer employed by DIC Sahir Limited, Dubai International Capital LLC, Dubai Holding Investment Group LLC, or Dubai Holding LLC.